Announcement to the Market

Perpetual Tier 1 Subordinated Notes

ITAÚ UNIBANCO HOLDING S.A. ("Company") informs its shareholders and the market in general that it has decided not to exercise its call option on February 27, 2025 of its perpetual subordinated tier 1 notes (“Notes”) issued by the Company on February 27, 2020, in a total amount of US$700 million with a fixed rate of interest of 4,625% p.a. (ISIN: US465562AA45 e USP59699AB77).

As a result of the decision to not redeem the Notes, in accordance with the conditions of the Final Terms of the Notes, the coupon will be reset to 7.562% p.a. The new coupon will be valid until February 27, 2030 or until the call is exercised, whichever occurs before.

São Paulo (SP), February 27, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer